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Exhibit 99.1

HERLEY INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	January 30, 2011	August 1, 2010
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$26,374	$25,690
Trade accounts receivable, net	28,903	28,705
Costs incurred and income recognized in excess of billings on uncompleted contracts	11,734	9,334
Inventories, net	50,769	51,453
Deferred income taxes	15,963	15,726
Other current assets	4,368	3,875

Total Current Assets	138,111	134,783
Property, plant and equipment, net	31,656	32,441
Goodwill	43,722	43,722
Intangibles, net	7,696	8,197
Deferred income taxes	5,391	7,045
Other assets	392	426

Total Assets	$226,968	$226,614

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Current portion of long-term debt	$1,330	$1,321
Current portion of employment settlement agreements	1,405	1,331
Accounts payable and accrued expenses	21,316	31,335
Income taxes payable	834	539
Billings in excess of costs incurred and income recognized on uncompleted contracts	1,004	648
Accrual for contract losses	2,514	2,080
Advance payments on contracts	9,317	9,922

Total Current Liabilities	37,720	47,176
Long-term debt, net of current portion	10,107	10,881
Long-term portion of employment settlement agreements	694	1,437
Other long-term liabilities	8,458	8,136

Total Liabilities	56,979	67,630

Commitments and Contingencies
Shareholders' Equity:
Common stock, $.10 par value; authorized 20,000,000 shares; issued and outstanding 14,060,404 at January 30, 2011 and 13,774,394 at August 1, 2010	1,406	1,377
Additional paid-in capital	105,378	103,029
Retained earnings	63,593	54,896
Accumulated other comprehensive loss	(388)	(318)

Total Shareholders' Equity	169,989	158,984

Total Liabilities and Shareholders' Equity	$226,968	$226,614

See notes to condensed consolidated financial statements.

HERLEY INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands, except per share data)

	Thirteen weeks ended		Twenty-six weeks ended
	January 30, 2011	January 31, 2010	January 30, 2011	January 31, 2010
Net sales	$50,659	$46,609	$99,580	$94,288

Cost and expenses:
Cost of products sold	34,249	33,752	67,412	68,144
Selling and administrative expenses	8,958	7,746	17,149	15,427
Litigation settlement	—	—	1,100	—
Litigation costs, net of recovery settlement	120	(1,224)	940	(684)
Employment settlement costs	—	900	—	900

	43,327	41,174	86,601	83,787

Operating income	7,332	5,435	12,979	10,501

Other (expense) income:
Interest income	82	9	90	20
Interest expense	(112)	(165)	(134)	(330)
Foreign exchange transaction gains (losses)	90	(122)	22	(164)

	60	(278)	(22)	(474)

Income before income taxes	7,392	5,157	12,957	10,027
Provision for income taxes	2,192	1,367	4,259	2,686

Net income	$5,200	$3,790	$8,698	$7,341

Earnings per common share — Basic	$.37	$.28	$.63	$.54

Basic weighted average shares	14,004	13,687	13,898	13,695

Earnings per common share — Diluted	$.37	$.27	$.62	$.53

Diluted weighted average shares	14,132	13,853	14,112	13,865

See notes to condensed consolidated financial statements.

HERLEY INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands)

	Twenty-six weeks ended
	January 30, 2011	January 31, 2010
Cash flows from operating activities:
Net income	$8,698	$7,341

Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	3,399	3,633
Stock-based compensation costs	768	240
Excess tax benefit from exercises of stock options	(1,609)	—
Imputed interest on employment and litigation settlement liabilities	35	88
Inventory valuation reserve charges	557	619
Warranty reserve charges	580	842
Deferred tax provision	1,741	5,990
Changes in operating assets and liabilities:
Trade accounts receivable	(195)	(1,630)
Income taxes receivable	224	(3,735)
Income taxes payable	1,904	312
Costs incurred and income recognized in excess of billings on uncompleted contracts	(2,349)	5,969
Inventories, net	136	1,111
Other current assets	(708)	(2,531)
Accounts payable and accrued expenses	(604)	(5,186)
Billings in excess of costs incurred and income recognized on uncompleted contracts	344	161
Accrual for contract losses	434	(1,172)
Employment settlement payments	(704)	(7,769)
Litigation settlement payments	(12,075)	(2,000)
Advance payments on contracts	(606)	(557)
Other, net	10	(80)

Total adjustments	(8,718)	(5,695)

Net cash (used in) provided by operating activities	(20)	1,646

Cash flows from investing activities:
Proceeds from sale of fixed assets	44	—
Capital expenditures	(2,145)	(2,738)

Net cash used in investing activities	(2,101)	(2,738)

Cash flows from financing activities:
Merger agreement fee	2,000	—
Proceeds from exercise of stock options	1	—
Excess tax benefit from exercises of stock options	1,609	—
Payments of long-term debt	(729)	(1,005)
Purchase of treasury stock	—	(588)

Net cash provided by (used in) financing activities	2,881	(1,593)

Effect of exchange rate changes on cash	(76)	(1)

Net increase (decrease) in cash and cash equivalents	684	(2,686)
Cash and cash equivalents at beginning of period	25,690	14,820

Cash and cash equivalents at end of period	$26,374	$12,134

See notes to condensed consolidated financial statements

HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Principles of Consolidation and Basis of Presentation

        The unaudited Condensed Consolidated Financial Statements include the accounts of Herley Industries, Inc. ("Herley"), a Delaware corporation, and its wholly-owned subsidiaries (collectively the "Company"), which are engaged in the design, development and manufacture of microwave technology solutions for the defense, aerospace and medical industries worldwide with four domestic and three foreign manufacturing facilities and two engineering offices in the U.S. Herley's corporate office is in Lancaster, Pennsylvania. Herley's primary facilities include: Herley Lancaster; Herley New England; Herley Israel; Micro Systems, Inc. ("MSI"); Herley-CTI; Herley-GMI Eyal ("Eyal"); and EW Simulation Technology ("EWST"). All significant intercompany accounts and transactions have been eliminated.

        The accompanying unaudited Condensed Consolidated Financial Statements have been prepared in accordance with instructions to Form 10-Q and Article 10 of Regulation S-X and do not include all of the information and disclosures normally included in annual financial statements as required by accounting principles generally accepted in the United States of America ("U.S. GAAP") for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the accompanying Condensed Consolidated Financial Statements. Operating results for this quarter are not necessarily indicative of the results of operations that may be expected for any other interim period or for the full fiscal year. These statements should be read in conjunction with the consolidated financial statements and notes thereto, and the Company's description of critical accounting policies included in the Company's 2010 Annual Report on Form 10-K for the fiscal year ended August 1, 2010 as filed with the Securities and Exchange Commission ("SEC") on October 14, 2010. The accounting policies used in preparing these unaudited condensed consolidated interim financial statements are consistent with those described in the August 1, 2010 audited financial statements. The Condensed Consolidated Balance Sheet at August 1, 2010 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain prior-period balances have been reclassified to conform to the current period's financial statement presentation.

        The preparation of financial statements in conformity with U.S. GAAP requires that management of the Company make certain estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. These judgments can be subjective and complex, and consequently actual results could differ from those estimates and assumptions. The most significant estimates include: valuation and recoverability of goodwill and long-lived assets; income taxes; recognition of revenue and costs on production contracts; the valuation of inventory; accrual of litigation settlements and other contingencies; and stock-based compensation costs. Each of these areas requires the Company to make use of reasoned estimates including estimating the cost to complete a contract and loss accruals, forecasted cash flows and the net realizable value of its inventory. Changes in estimates can have a material impact on the Company's financial position and results of operations.

HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

2. Goodwill and Intangibles, net

        The changes in Goodwill and Intangibles, net during the twenty-six weeks ended January 30, 2011 is as follows (in thousands):

	Goodwill	Intangibles
Balance at August 1, 2010	$43,722	$8,197
Add: Translation gain	—	7
Less: amortization	—	(508)

Balance at January 30, 2011	$43,722	$7,696

        Amortization expense related to intangibles subject to amortization was $251,000 and $423,000 for the thirteen weeks ended January 30, 2011 and January 31, 2010, respectively, and $508,000 and $875,000, for the twenty-six weeks ended January 30, 2011 and January 31, 2010, respectively.

        The Company performs an evaluation of its goodwill and intangible assets with indefinite lives for impairment on an annual basis during the fourth quarter of its fiscal year and on an interim basis if there has been a triggering event or other indication that impairment has occurred. There have been no triggering events or indicators of impairment that have occurred during the thirteen and twenty-six weeks ended January 30, 2011 that would require additional impairment testing of goodwill or long-lived intangible assets.

3. Inventories, net

        The major components of inventories, net are as follows (in thousands):

	January 30, 2011	August 1, 2010
Purchased parts and raw materials	$31,450	$33,026
Work in process	25,365	24,623
Finished products	2,885	2,612

	59,700	60,261
Less:
Allowance for obsolete and slow moving inventory	7,910	7,373
Unliquidated progress payments	1,021	1,435

	$50,769	$51,453

4. Income Taxes

        The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company is no longer subject to income tax examinations by U.S. federal and state taxing authorities for years before fiscal 2006 and foreign taxing authorities before fiscal 2003. There are no audit examinations currently in process by any income taxing authority.

        The provision for income taxes for the twenty-six weeks ended January 30, 2011 was $4,259,000 as compared to $2,686,000 for the twenty-six weeks ended January 31, 2010. The estimated annual effective tax rate for fiscal 2011, before consideration of discrete items, is approximately 32%. This rate

HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

4. Income Taxes (Continued)

is lower than the statutory U.S. federal tax rate of 35%, primarily due to the Company's foreign earnings attributable to its Israeli and United Kingdom subsidiaries which are taxed at estimated rates of 14% and 27%, respectively.

        Gross unrecognized tax benefits, excluding interest and penalties, were approximately $5,941,000 at January 30, 2011 of which $363,000 would impact the annual effective tax rate in accordance with deferred tax accounting standards. Management does not anticipate that it is reasonably possible that the amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

        The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company recognized $296,000 of accrued interest and $79,000 of accrued penalties related to unrecognized tax benefits in the Condensed Consolidated Statement of Income, on a gross basis, for the twenty-six weeks ended January 30, 2011; the balances of accrued interest and accrued penalties were $488,000 and $79,000, respectively, in the Condensed Consolidated Balance Sheet on a gross basis at such date. Unrecognized tax benefits and the corresponding accrued interest and accrued penalty amounts are included as "Other long-term liabilities" in the Condensed Consolidated Balance Sheets.

5. Product Warranties

        The Company warrants its products for a period of one year. Product warranty costs are accrued based on historical claims expense, and are included in "Accounts payable and accrued expenses" on the Condensed Consolidated Balance Sheets. The reserve for warranty costs is reduced as warranty repair costs are incurred. The following table presents the change in the accrual for product warranty costs for the thirteen and twenty-six weeks ended January 30, 2011 and January 31, 2010, respectively (in thousands):

	Thirteen weeks ended		Twenty-six weeks ended
	January 30, 2011	January 31, 2010	January 30, 2011	January 31, 2010
Balance at beginning of period	$1,052	$1,028	$1,039	$938
Provision for warranty obligations	350	334	580	913
Warranty costs charged to the reserve	(160)	(326)	(377)	(815)

Balance at end of period	$1,242	$1,036	$1,242	$1,036

6. Litigation

        As previously reported in the Company's Quarterly Report Form 10-Q for the period ended October 31, 2010, and in accordance with accounting standards related to contingencies, the Company recorded a charge of $1,100,000 during the quarter ended October 31, 2010 relating to litigation brought against the Company by a competitor in October 2009. On December 14, 2010 the parties reached an agreement to settle this action and on December 15, 2010 the Company paid $1,100,000 which is consistent with the charge recorded by the Company for the quarter ended October 31, 2010. The Company does not anticipate any additional charges relating to this litigation.

HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

6. Litigation (Continued)

        In July 2010, the Company reached an agreement to settle all securities class actions originally filed in 2006, and subsequently consolidated under the caption: In re Herley Industries, Inc. Securities Litigation, Docket No. 06-CV-2596 (JRS). As previously disclosed, between June 2006 and August 2006, the Company and certain of its current and former officers and directors (the "Individual Defendants") were named as defendants in five related class actions alleging violations of the federal securities laws. Those cases were subsequently consolidated into one class action on behalf of a purported class of all persons who purchased or otherwise acquired shares of our stock during the period October 1, 2001 through June 14, 2006 (the "Class"). At all times during the pendency of the litigation, the Company and the Individual Defendants steadfastly maintained that the claims raised in the securities class action were without merit, and vigorously contested those allegations. As part of the settlement, the Company and the Individual Defendants continue to deny any liability or wrongdoing under the securities laws. The terms of the settlement provided for, in part, the dismissal of the litigation against the Company and all of the Individual Defendants, and the creation by the Company of a $10 million settlement fund. The fund will be allocated, after deduction of court-ordered expenses, such as attorneys' fees and expenses, settlement administration costs and any applicable taxes, among members of the settlement class who submit valid proofs of claim. Upon final approval of the settlement by the Court, in August 2010 the Company paid $10 million out of existing cash reserves to create the settlement fund.

        In May, 2010 the Company reached an agreement to settle all stockholder derivative actions originally filed in 2006 in the United States District Court for the Eastern District of Pennsylvania at Docket No. 06-CV-2964 (JRS). The consolidated derivative complaint, filed on January 12, 2007, alleged that current and former directors violated their fiduciary obligations in connection with certain actions or decisions in their capacities as officers or directors of the Company. All of the defendants previously denied any wrongdoing and, under the settlement agreement, the Company and the other defendants continue to deny any breach of fiduciary duties or any other improper actions. Under the terms of the settlement, as approved by the Court, the Company agreed to institute certain corporate governance practices relating to the Board of Directors structure, directors' independence, and nomination and election procedures for directors, related party transactions, director stock ownership, and oversight policies. The Company's Board is committed to the implementation of best practices in the area of corporate governance and believes that the agreed upon practices are consistent with that commitment. In addition, the Court awarded plaintiffs' counsel the sum of $975,000 for fees and costs in pursuit of the consolidated derivative action. The Company paid this award in August 2010.

        The Company is involved in various other legal proceedings and claims which arise in the ordinary course of its business. While any litigation contains an element of uncertainty, management believes that the outcome of such other litigation will not have a material adverse effect on the Company's financial position or results of operations.

7. Line of Credit, Long-Term Debt and Stand-by Letters of Credit

        We have a $40,000,000 Revolving Credit Loan Agreement ("Agreement") with two banks on an unsecured basis, which may be used for general corporate purposes, including business acquisitions and stand-by letters of credit. The Agreement requires the payment of interest only on a monthly basis and payment of the outstanding principal balance on March 31, 2012. The Company may elect to borrow with interest at (A) the bank's prime rate of interest minus 0.50% or (B) the greater of (i) LIBOR plus a margin of 2.50% or (ii) 3.50%. There is a fee of 25 basis points per annum on the unused portion of

HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

7. Line of Credit, Long-Term Debt and Stand-by Letters of Credit (Continued)

the credit facility payable quarterly and a fee of 1.50% per annum on outstanding stand-by letters of credit. The Agreement contains various financial covenants, including minimum tangible net worth, total liabilities to tangible net worth, debt service coverage and restrictions on other borrowings. The Company was in compliance with all of its financial covenants at January 30, 2011.

        We had no loans outstanding under our credit facility during the quarter ended January 30, 2011. Stand-by letters of credit in the amount of approximately $7,539,000, of which $5,545,000 reduces the amount of credit available under the credit line, were outstanding at January 30, 2011. We had approximately $34,455,000 available under our line at January 30, 2011.

        On September 16, 2008, the Company entered into a ten-year term loan with a bank in Israel in the amount of $10,000,000 in connection with the acquisition of Eyal. The loan is payable in quarterly installments of $250,000 plus interest at LIBOR plus a margin of 1.5%. The loan agreement contains various financial covenants which have been met at January 30, 2011, including minimum net equity, as defined.

8. Stock Buyback Program

        In October 2007, the Company's Board of Directors approved an expansion of its existing stock buyback program to make additional purchases of up to 1,000,000 shares of its common stock in the open market or in private transactions, in accordance with applicable SEC rules for an aggregate of 3,000,000 shares. As of August 1, 2010, the Company had repurchased and retired approximately 2,460,000 shares under the program. There were no stock repurchases during the twenty-six weeks ended January 30, 2011. During the thirteen and twenty-six weeks ended January 31, 2010, the Company repurchased and retired 11,730 and 47,632 shares of its common stock, respectively, pursuant to this program at an aggregate cost of approximately $147,000 and $588,000, respectively, including transaction costs. Funds to acquire the shares came from excess cash reserves. The timing, actual number and value of any additional shares that may be repurchased under this program will depend on a number of factors, including the Company's future financial performance, the Company's available cash resources and competing uses for the cash, prevailing market prices of the Company's common stock and the number of shares that become available for sale at prices that the Company believes are attractive. As of January 30, 2011, approximately 540,000 shares were eligible for future purchase under the Company's buyback program.

HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

9. Comprehensive Income

        Comprehensive income for the periods presented is as follows (in thousands):

	Thirteen weeks ended		Twenty-six weeks ended
	January 30, 2011	January 31, 2010	January 30, 2011	January 31, 2010
Net income	$5,200	$3,790	$8,698	$7,341
Unrealized gain on interest rate swap	11	5	22	9
Translation of foreign financial statements	(91)	(19)	(93)	(16)

Comprehensive income	$5,120	$3,776	$8,627	$7,334

        The foreign currency translation gain (loss) relates to the Company's investment in its U.K. subsidiary and fluctuations in exchange rates between its local currency and the U.S. dollar.

        The components of accumulated other comprehensive loss was as follows (in thousands):

	January 30, 2011	August 1, 2010
Unrealized loss on interest rate swap, net of tax	$(29)	$(51)
Translation of foreign financial statements	(359)	(267)

Accumulated other comprehensive loss	$(388)	$(318)

10. Share-Based Compensation

        The Company has various stock option plans which are described in Note O of its August 1, 2010 Annual Report on Form 10-K that provide for the grant of stock options and restricted stock to eligible employees and directors.

        The Company recorded total share-based costs related to stock option and restricted stock awards, included as compensation costs in operating expenses, of approximately $429,500 and $116,000 for the thirteen weeks ended January 30, 2011 and January 31, 2010, respectively, and $767,500 and $240,000 for the twenty-six weeks ended January 30, 2011 and January 31, 2010, respectively.

        As of January 30, 2011, there were 1,555,750 stock options outstanding. During the first quarter of fiscal 2011, options for 42,250 shares of common stock at an exercise price of $16.13 per share and 16,467 shares of restricted stock were granted to certain management employees and directors with a fair value of approximately $681,000 and $255,000, respectively. During the second quarter of fiscal 2011, options for 2,500 shares of common stock at an exercise price of $17.59 and 16,520 shares of restricted stock were granted to a management employee and directors with a fair value of approximately $44,000 and $282,000, respectively. The aggregate value of unvested options as of January 30, 2011, as determined using a Black-Scholes option valuation model, was approximately $332,700 (net of estimated forfeitures), which is expected to be recognized over a weighted-average period of 1.1 years. The aggregate value of unvested restricted stock as of January 30, 2011 was approximately $1,180,000 net of estimated forfeitures which are expected to be recognized over a weighted-average period of 3.6 years.

HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

10. Share-Based Compensation (Continued)

        Options for 800,000 and 810,000 shares of common stock were exercised on a non-cash swap basis during the thirteen and twenty-six weeks, respectively, ended January 30, 2011. The exercise prices averaged $11.33 and $11.35 per share during the thirteen and twenty-six weeks, respectively, ended January 30, 2011. Options for 8,500 and 17,600 shares of common stock expired during the thirteen and twenty-six weeks, respectively, ended January 30, 2011. No options were exercised during the twenty-six weeks ended January 31, 2010 and options for 64,000 and 82,800 shares of common stock expired or were forfeited during the thirteen and twenty-six week period ended January 31, 2010.

        There were 1,418,002 vested stock options outstanding as of January 30, 2011 at a weighted average exercise price of $17.80. Included in the vested stock options outstanding were 1,079,800 options with exercise prices greater than the closing stock price of $16.57 as of January 30, 2011.

11. Earnings per Common Share ("EPS")

        The following table shows the components used in the calculation of basic and diluted earnings per common share (in thousands):

	Thirteen weeks ended		Twenty-six weeks ended
	January 30, 2011	January 31, 2010	January 30, 2011	January 31, 2010
Numerator:
Net income	$5,200	$3,790	$8,698	$7,341

Denominator:
Basic weighted-average shares	14,004	13,687	13,898	13,695
Effect of dilutive securities:
Employee stock options	128	166	214	170

Diluted weighted-average shares	14,132	13,853	14,112	13,865

Stock options not included in computation	1,146	2,373	1,150	2,388

Exercise price range of options excluded	$16.13 - $21.18	$12.45 - $21.18	$16.13 - $21.18	$12.45 - $21.18

        Certain options outstanding as of January 30, 2011 are excluded from the computation as noted in the table above because their effect is anti-dilutive. Such options expire at various dates through June 8, 2017.

12. Geographic Information and Major Customers

        Net sales directly to the U.S. Government for the thirteen weeks ended January 30, 2011 and January 31, 2010 were approximately 12.0% and 15.6% of consolidated net sales from continuing operations, respectively, and in the twenty-six weeks ended January 30, 2011 and January 31, 2010 were approximately 12.7% and 16.0%, respectively.

        Northrop Grumman Corporation and Lockheed Martin Corporation accounted for approximately 20.6% and 12.3%, respectively, of consolidated net sales for the thirteen weeks ended January 30, 2011,

HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

12. Geographic Information and Major Customers (Continued)

and approximately 20.0% and 12.6%, respectively, for the twenty-six weeks ended January 30, 2011. Northrop Grumman and Lockheed Martin each accounted for approximately 20.5% and 9.5%, respectively, of net sales in the thirteen weeks ended January 31, 2010, and approximately 18.5% and 10.9%, respectively, for the twenty-six weeks ended January 31, 2010. No other customer accounted for 10% or more of consolidated net sales in the periods presented. Foreign sales amounted to approximately $17,561,000 (35%) and $17,233,000 (37%) for the thirteen weeks ended January 30, 2011 and January 31, 2010, respectively, and approximately $33,531,000 (34%) and $34,156,000 (36%) for the twenty-six weeks ended January 30, 2011 and January 31, 2010, respectively.

        Geographic net sales from continuing operations for the second fiscal quarter and year to date based on place of contract performance were as follows (in thousands):

	Thirteen weeks ended		Twenty-six weeks ended
	January 30, 2011	January 31, 2010	January 30, 2011	January 31, 2010
United States	$37,146	$34,813	$72,696	$69,873
Israel	10,756	10,913	22,670	22,261
England	2,757	883	4,214	2,154

	$50,659	$46,609	$99,580	$94,288

        Net property, plant and equipment by geographic area were as follows (in thousands):

	January 30, 2011	August 1, 2010
United States	$23,990	$24,856
Israel	7,337	7,382
England	329	203

	$31,656	$32,441

13. Supplemental Cash Flow information is as follows (in thousands):

	Twenty-six weeks ended
	January 30, 2011	January 31, 2010
Net cash paid during the period for:
Interest	$141	$290
Income taxes	$437	$136
Non-cash financing transactions:
Retirement of 47,632 shares of treasury stock	$—	$588

HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

14. New Accounting Pronouncements

Newly issued effective accounting pronouncements:

        In April 2010, the Financial Accounting Standards Board issued ASU 2010-17, "Revenue Recognition — Milestone Method." The amended guidance provides the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate for research and development transactions. The amended guidance is currently effective for milestones achieved in the Company's fiscal period ended January 30, 2011 and did not have any impact on the Company's financial position, results of operations, or cash flows.

        In October 2009, the Financial Accounting Standards Board issued ASU 2009-13, "Multiple Deliverable Revenue Arrangements." This amended guidance enables companies to account for products or services (deliverables) separately rather than as a combined unit in certain circumstances. The amended guidance is currently effective for revenue arrangements entered into or materially modified in the Company's fiscal period ended January 30, 2011 and did not have a significant impact on the Company's financial position, results of operations, or cash flows.

15. Related Party Transaction

        Prior to the acquisition of MSI, MSI had leased one of its two buildings in Fort Walton Beach, Florida from MSI Investments, a Florida LLC. Owners of MSI Investments include two current employees of MSI and one who serves as a consultant. Lease expense for the thirteen and twenty-six weeks ended January 30, 2011 was approximately $74,000 and $148,000, respectively; and approximately $74,000 and $148,000, respectively, for the thirteen and twenty-six weeks ended January 31, 2010.

        On August 24, 2005, the Company amended the lease agreements for its manufacturing facility in Farmingdale, New York with a partnership owned by the wife of the Company's current Chairman (and children of the Company's former Chairman) and the children of the Company's former Chief Executive Officer to incorporate two individual leases into a single lease and extended the term of the initial leases to August 31, 2010. The Company incurred rent expense of approximately $430,000, $494,000, and $478,000 in fiscal 2010, 2009 and 2008, respectively, under the leases. During the fourth quarter of fiscal 2008, the Company decided to close its manufacturing facility in Farmingdale, New York and transfer its contracts and assets to its other facilities in Whippany, New Jersey, Woburn, Massachusetts, Lancaster, Pennsylvania and Jerusalem, Israel. On January 25, 2009, the Company entered into a modification of the lease to reduce the amount of space it was leasing and reduce the annual rental payments remaining under the lease to approximately $430,000 annually through August 2010.

        The Company entered into a new three year lease agreement commencing September 1, 2010 with a partnership owned by the wife of the Company's current Chairman (and children of the Company's former Chairman) relocating its Farmingdale, New York office to a new location having approximately 4,000 square feet at an annual cost of $72,000, subject to escalation of 3% per annum.

16. Subsequent Event

        On February 7, 2011, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Kratos Defense & Security Solutions, Inc., a Delaware corporation ("Kratos"), and Lanza Acquisition Co., a Delaware corporation and an indirect, wholly-owned subsidiary of Kratos

HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

16. Subsequent Event (Continued)

("Lanza"). The definitive agreement was unanimously approved by the Company's Board of Directors and was the result of the Board of Directors' evaluation of various strategic alternatives to maximize stockholder value.

        Pursuant to the terms and conditions of the Merger Agreement:

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  Lanza commenced a tender offer (the "Offer") on February 25, 2011 to acquire all of the outstanding shares of common stock, $0.10 par value per share, of the Company at a purchase price of $19.00 per share net to the holders thereof in cash, without interest, subject to applicable withholding taxes; and

  •
  as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Lanza will merge with and into the Company with the Company continuing as the surviving corporation and an indirect wholly-owned subsidiary of Kratos.

        The Offer will remain open for 20 business days, subject to periods of extension through June 30, 2011 if the conditions to the Offer have not been satisfied at the end of any Offer period (subject to the parties' termination rights under the Merger Agreement).

        Each share of Company common stock remaining outstanding following the consummation of the Offer, other than shares of Company common stock held by stockholders who have validly exercised their appraisal rights under Delaware law, will be converted into the right to receive cash in an amount equal to $19.00 per share net to the holders thereof.

        The parties have agreed that if, following completion of the Offer, Lanza owns at least 90% of the then outstanding shares of the Company's common stock, the Merger will be completed without a meeting of Company stockholders pursuant to Delaware's "short form" merger statute. Lanza may, but is not required to, provide for a "subsequent offering period" in accordance with applicable law following the consummation of the Offer in order to seek additional shares of Company common stock to facilitate the consummation of the Merger using such short form merger procedures. In the event that Lanza does not hold at least 90% of the outstanding shares of Company common stock following the consummation of the Offer (including the "subsequent offering period" provided by Lanza, if any), the Company must obtain the approval of the Company's stockholders to consummate the Merger. In this event, the Company will call and convene a stockholder meeting to obtain this approval, and Kratos and Lanza will vote all shares of Company common stock acquired by them pursuant to the Offer in favor of the adoption of the Merger Agreement and the consummation of the Merger, thereby assuring approval of the Merger.

        The obligation of Lanza to accept for payment and pay for all shares of Company common stock tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including: (i) at least a majority of the shares of common stock then outstanding, on a fully diluted basis, having been validly tendered in (and not withdrawn from) the Offer, (ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and, subject to the terms of the Merger Agreement, other applicable competition laws, (iii) the absence of a material adverse effect on the Company and its subsidiaries, and (iv) other customary conditions. The completion of the Offer is not contingent upon the receipt of financing by Kratos or Lanza.

HERLEY INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

16. Subsequent Event (Continued)

        The Merger Agreement includes customary representations, warranties and covenants of the Company, Kratos and Lanza. The Company has agreed to operate its business in the ordinary course until the Offer is consummated. Under the terms of the Merger Agreement, the Company has also agreed to certain covenants prohibiting the Company from soliciting, or providing information or entering into discussions concerning proposals relating to alternative business combination transactions, except in limited circumstances relating to unsolicited proposals that are, or may reasonably be expected to become, a Superior Proposal (as defined in the Merger Agreement).

        The Merger Agreement also includes customary termination provisions for both the Company and Kratos. In order for the Company to accept a Superior Proposal or in connection with the termination of the Merger Agreement under specified circumstances, the Company will be required to pay Kratos a termination fee of approximately $9.4 million.

        In connection with the execution by the Company and Kratos of an Exclusivity Agreement on January 19, 2011, Kratos paid the Company an exclusivity fee of $2.0 million. In the Merger Agreement, the Company has agreed to repay the exclusivity fee to Kratos on the earlier of (i) the date of the acceptance of the tendered shares by Kratos, or (ii) the termination of the Merger Agreement under certain circumstances.

        The Merger Agreement also contains customary representations and warranties that the Company, on one hand, and Kratos and Lanza, on the other hand, made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the Company, Kratos and Lanza and may be subject to important qualifications and limitations agreed to by the Company, Kratos and Lanza in connection with the negotiated terms, including, but not limited to, information in confidential disclosure schedules provided by the Company in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for purposes of allocating risk among the Company, Kratos and Lanza rather than establishing matters as facts.

        Further details with respect to the Merger Agreement can be found in other filings with the U.S. Securities and Exchange Commission made by the Company, including, but not limited to, the Solicitation / Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 25, 2011.

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  Exhibit 99.1
HERLEY INDUSTRIES, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands, except share data)
HERLEY INDUSTRIES, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED) (In thousands, except per share data)
HERLEY INDUSTRIES, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (In thousands)
HERLEY INDUSTRIES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)